Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2020

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 21, 2020. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2020.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet utilization of 99.7% in Q2 ’20 - with only 11 days of technical off hire.

•	Fleet operational utilization of 97.1% in Q2 ’20, mainly due to few of our ships being in the spot market - equivalent to 10.8% of voyage days.

•	Fleet calendar days down 6.5% quarter over quarter to 3,743, attributed to our strategic fleet contraction.

•

About 71% of fleet days are secured on period charters for the remainder of 2020, with total fleet employment days for all subsequent periods representing approximately $112 million in contracted revenues. Period coverage for 2021 is currently 32%.

•

Voyage revenues of $36.3 million in Q2 ’20, an increase of $2.2 million compared to Q2 ’19 mostly due to the sharp rise (20%) of revenues stemming from our time charters and reduced presence in the spot market by 48% which were partly offset by the fewer chartered-in vessels.

•	Net Income of $8.9 million for Q2 ’20, corresponding to an EPS of $0.23, our best quarterly performance since the first quarter of 2013.

•	EBITDA of $21.8 million in Q2 ’20, compared to $14.6 million in Q2 ’19.

•	Low gearing, as debt to assets stands at 37.7% and quarter over quarter reduction in finance costs by $1.7 million.

•

Total cash of $51.5 million as of June 30, 2020 - following the cash utilization for the acquisition of two new small LPG vessels from affiliates. The first vessel was delivered in June 2020 while the second vessel will be delivered in September 2020.

Second Quarter 2020 Results:

•

Revenues for the three months ended June 30, 2020 amounted to $36.3 million, an increase of $2.2 million, or 6.5%, compared to revenues of $34.1 million for the three months ended June 30, 2019, following a noticeable rise - 20% - of our time charter revenues stemming mainly from small LPGs and our 22,000 cbm semi-refrigerated vessels, due to higher rates compared to 2019, along with limited exposure in the spot market which was quite soft mostly due to the COVID-19 pandemic.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2020 were $2.1 million and $11.6 million respectively, compared to $4.1 million and $11.8 million respectively, for the three months ended June 30, 2019. The $2.0 million decrease in voyage expenses was mainly attributed to a 47.5% quarter-on-quarter reduction of spot days in conjuction with a noticeable decrease in bunker costs. The 1.7% decrease in vessels’ operating expenses compared to the same period of 2019, is a result of the decline of our time charter and spot days, for which we incur operating expenses, by 6.5% compared to the same period of last year.

•

General and Administrative expenses for the three months ended June 30, 2020 amounted to $0.5 million compared to $0.9 million for the same period of last year. This decrease is mainly attributed to the fact that for the three months ended June 30, 2019 share based compensation expense of $0.2 million was incurred, which was not the case for the three months ended June 30, 2020 since all the shares awarded under our equity compensation plan vested in August 2019.

•

Depreciation for the three months ended June 30, 2020 was $9.2 million, a $0.3 million decrease from $9.5 million for the same period of last year due to the decrease in the average number of our vessels.

•	Impairment loss for the three months ended June 30, 2020 was $0.7 million relating to two of our oldest vessels. No such loss was recorded in the same period of last year.

•

Interest and finance costs for the three months ended June 30, 2020 and 2019 were $3.7 million and $5.4 million, respectively. The $1.7 million decrease from the same period of last year is mostly due to the decline of LIBOR rates and the decrease of our indebtedness.

•

Equity income in joint ventures for the three months ended June 30, 2020 and 2019 was $1.9 million and $0.3 million respectively. The $1.6 million increase from the same period of last year, is mainly due to the profitability of the three secondhand (2010 built) 35,000 cbm medium gas carriers which operate under a joint venture arrangement since Q1 ‘20.

•

As a result of the above, for the three months ended June 30, 2020, the Company reported Net income of $8.9 million, compared to a net loss of $0.2 million for the three months ended June 30, 2019. The weighted average number of shares outstanding for the three months ended June 30, 2020 and 2019 was 38.3 million and 39.8 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended June 30, 2020 amounted to $0.23 compared to loss per share of $0.005 for the same period of last year.

•

Adjusted net income was $9.5 million or $0.25 earnings per share for the three months ended June 30, 2020 compared to adjusted net income of $0.2 million or $0.01 earnings per share for the same period of last year.

•

EBITDA for the three months ended June 30, 2020 amounted to $21.8 million compared to EBITDA of $14.6 million for the three months ended June 30, 2019. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net (Loss)/Income are set forth below.

•	An average of 41.1 vessels were owned by the Company during the three months ended June 30, 2020, compared to 42.0 vessels for the same period of 2019.

Six Months 2020 Results:

•

Revenues for the six months ended June 30, 2020, amounted to $70.6 million, a decrease of $1.9 million, or 2.6%, compared to revenues of $72.5 million for the six months ended June 30, 2019, primarily due to the reduction of our calendar days by 9.3% as a result of the decrease in the average number of our vessels by 2.6 vessels, along with fewer charter-in vessels.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2020 were $4.9 million and $24.8 million, respectively, compared to $7.9 million and $24.7 million for the six months ended June 30, 2019. The $3.0 million decrease in voyage expenses was mainly due to the 45.7% (or 608 days) reduction of spot days. The $0.1 million increase in vessels’ operating expenses is mostly due to the unforseen technical damage of one vessel which occurred within the first quarter of 2020.

•

Depreciation for the six months ended June 30, 2020, was $18.6 million, a $0.3 million decrease from $18.9 million for the same period of last year, due to the decrease in the average number of our vessels.

•	Impairment loss for the six months ended June 30, 2020 was $0.7 million relating to two of its oldest vessels. No such loss was recorded in the same period of last year.

•

Interest and finance costs for the six months ended June 30, 2020 and 2019 were $7.9 million and $11.4 million respectively. The $3.5 million decrease from the same period of last year, is mostly due to the decline of LIBOR rates particularly in the second quarter of 2020, along with the decrease of our indebtedness.

•

Equity income in joint ventures for the six months ended June 30, 2020 and 2019 was $2.5 million and $0.5 million respectively. The $2.0 million increase from the same period of last year, is mainly due to the profitability of the three secondhand (2010 built) 35,000 cbm medium gas carriers which operate under a joint venture arrangement since Q1 ‘20.

•

As a result of the above, the Company reported a net income for the six months ended June 30, 2020 of $11.9 million, compared to a net income of $1.8 million for the six months ended June 30, 2019. The weighted average number of shares outstanding for the six months ended June 30, 2020 and 2019 was 38.9 million and 39.9 million respectively. Earnings per share for the six months ended June 30, 2020 amounted to $0.31 compared to earnings per share of $0.04 for the same period of last year.

•	Adjusted net income was $12.6 million, or $0.32 per share, for the six months ended June 30, 2020 compared to adjusted net income of $2.3 million, or $0.06 per share, for the same period of last year.

•

EBITDA for the six months ended June 30, 2020 amounted to $38.3 million compared to EBITDA of $31.7 million for the six months ended June 30, 2019. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 41.1 vessels were owned by the Company during the six months ended June 30, 2020, compared to 43.7 vessels for the same period of 2019.

•	As of June 30, 2020, cash and cash equivalents amounted to $36.6 million and total debt amounted to $357.1 million. During the six months ended June 30, 2020 debt repayments amounted to $20.7 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following five chartering arrangements:

•	A one year time charter for its 2018 built 22,000 cbm semi- refrigerated vessel, the Eco Arctic, to an International LPG trader until September 2021.

•	A six months time charter for its 2020 built LPG carrier, the Eco Texiana, to an International LPG Trader until December 2020.

•	A six months time charter for its 2012 built LPG carrier, the Gas Esco, to an International LPG Trader until December 2020.

•	A three months time charter extension for its 2018 built semi-refrigerated vessel, the Eco Freeze, to an International LPG Trader until September 2020.

•	A three months time charter for its 2016 built LPG carrier, the Eco Nical, to an International LPG Trader until September 2020.

With these charters, the Company has total contracted revenues of approximately $112 million. Total anticipated voyage days of our fleet is 71% covered for the remainder of 2020 and currently, 32% for 2021.

Including the time charters of our JV arrangements, total contracted revenues amount to $133 million.

Board Chairman Michael Jolliffe Commented

In spite of the global turmoil the COVID-19 pandemic has brought on, StealthGas exerted a very strong performance in the second quarter of 2020 - marking the best quarterly results we have seen over the last seven years. The pillars of our success were principally our strong period coverage secured ahead of the imposed lockdowns, our stable operating cost base and the lowering of our finance costs.

Our conservative strategy of striving to secure our fleet on period charters paid off in that we had concluded several period charters at competitive rates prior to the COVID-19 pandemic outbreak and hence were shielded from any market deterioration while at the same time managed to improve largely upon our profitability.

We proved that we have a strong fleet, solid financial position and efficient strategy, which instills us with confidence in this uncertain market we are facing. Our performance was also a proof against our share price levels, which we deem as an unfair reflection of StealthGas’s dynamics.

Going forward we will strategically navigate the tides of the COVID-19 pandemic, pursuing the best course of action amidst what may prove to be difficult market conditions.

Conference Call details:

On August 21, 2020 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 4165149

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 4165149

A telephonic replay of the conference call will be available until August 28, 2020 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Access Code: 4165149

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 52 vessels. The fleet is comprised of 48 LPG carriers, including eight Joint Venture vessels, a 7,500 cbm newbuilding LPG carrier scheduled to be delivered in September 2020 and an 11,000 cbm newbuilding pressurized LPG carrier with expected delivery in 2021. These LPG vessels have a total capacity of 444,057 cubic meters (cbm). The Company also owns three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2019 and June 30, 2020.

FLEET DATA	Q2 2019	Q2 2020	6M 2019	6M 2020
Average number of vessels (1)	42.0	41.1	43.7	41.1
Period end number of owned vessels in fleet	42	42	42	42
Total calendar days for fleet (2)	4,004	3,743	8,331	7,554
Total voyage days for fleet (3)	3,994	3,732	8,316	7,520
Fleet utilization (4)	99.8%	99.7%	99.8%	99.5%
Total charter days for fleet (5)	3,226	3,329	6,985	6,797
Total spot market days for fleet (6)	768	403	1,331	723
Fleet operational utilization (7)	95.3%	97.1%	97.1%	97.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss/(gain) on derivatives excluding swap interest received/(paid), net gain on sale of vessel, gain on deconsolidation of subsidiaries, impairment loss and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, impairment loss, loss/(gain) on derivatives, net gain on sale of vessels and gain on deconsolidation of subsidiaries. Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2019	2020	2019	2020
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(179,256)	8,923,308	1,789,610	11,936,026
Plus loss/(gain) on derivatives	118,094	(28,385)	140,791	40,310
Less swap interest received/(paid)	29,100	(16,266)	79,952	(10,643)
Less net gain on sale of vessel	—	—	(7,473)	—
Less gain on deconsolidation of subsidiaries	—	—	(145,000)	—
Plus impairment loss	—	653,079	—	653,079
Plus share based compensation	236,849	—	471,096	—
Adjusted Net Income	204,787	9,531,736	2,328,976	12,618,772

Net (loss)/income – EBITDA
Net (loss)/income	(179,256)	8,923,308	1,789,610	11,936,026
Plus interest and finance costs	5,400,047	3,690,645	11,382,918	7,923,842
Less interest income	(144,146)	(38,528)	(448,579)	(151,488)
Plus depreciation	9,474,181	9,246,107	18,948,367	18,568,068
EBITDA	14,550,826	21,821,532	31,672,316	38,276,448

Net (loss)/income - Adjusted EBITDA
Net (loss)/income	(179,256)	8,923,308	1,789,610	11,936,026
Plus loss/(gain) on derivatives	118,094	(28,385)	140,791	40,310
Less net gain on sale of vessel	—	—	(7,473)	—
Less gain on deconsolidation of subsidiaries	—	—	(145,000)	—
Plus impairment loss	—	653,079	—	653,079
Plus share based compensation	236,849	—	471,096	—
Plus interest and finance costs	5,400,047	3,690,645	11,382,918	7,923,842
Less interest income	(144,146)	(38,528)	(448,579)	(151,488)
Plus depreciation	9,474,181	9,246,107	18,948,367	18,568,068
Adjusted EBITDA	14,905,769	22,446,226	32,131,730	38,969,837

EPS - Adjusted EPS
Net (loss)/income	(179,256)	8,923,308	1,789,610	11,936,026
Adjusted net income	204,787	9,531,736	2,328,976	12,618,772
Weighted average number of shares	39,840,783	38,323,793	39,850,618	38,862,838
EPS - Basic and Diluted	(0.00)	0.23	0.04	0.31
Adjusted EPS	0.01	0.25	0.06	0.32

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2019	2020	2019	2020

Revenues
Revenues	34,083,501	36,251,844	72,526,319	70,628,602

Expenses
Voyage expenses	3,721,160	1,667,365	7,049,679	4,058,634
Voyage expenses - related party	423,591	447,486	900,228	873,170
Charter hire expenses	1,467,505	(3,757)	3,565,054	318,606
Vessels’ operating expenses	11,519,876	11,343,561	24,187,246	24,349,107
Vessels’ operating expenses - related party	239,500	224,500	488,500	450,000
Drydocking costs	—	232,381	185,624	401,177
Management fees - related party	1,399,195	1,335,070	2,914,680	2,671,080
General and administrative expenses	902,521	502,949	2,024,608	1,070,625
Depreciation	9,474,181	9,246,107	18,948,367	18,568,068
Impairment loss	—	653,079	—	653,079
Net gain on sale of vessel	—	—	(7,473)	—

Total expenses	29,147,529	25,648,741	60,256,513	53,413,546

Income from operations	4,935,972	10,603,103	12,269,806	17,215,056

Other (expenses)/income
Interest and finance costs	(5,400,047)	(3,690,645)	(11,382,918)	(7,923,842)
Gain on deconsolidation of subsidiaries	—	—	145,000	—
Loss/(gain) on derivatives	(118,094)	28,385	(140,791)	(40,310)
Interest income	144,146	38,528	448,579	151,488
Foreign exchange gain/(loss)	7,231	2,418	(9,557)	3,370

Other expenses, net	(5,366,764)	(3,621,314)	(10,939,687)	(7,809,294)

Income before equity in income of investees	(430,792)	6,981,789	1,330,119	9,405,762
Equity income in joint ventures	251,536	1,941,519	459,491	2,530,264

Net (Loss)/Income	(179,256)	8,923,308	1,789,610	11,936,026

(Loss)/Earnings per share
- Basic & Diluted	(0.00)	0.23	0.04	0.31

Weighted average number of shares
-Basic & Diluted	39,840,783	38,323,793	39,850,618	38,862,838

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents	68,465,342	36,637,082
Trade and other receivables	4,217,101	2,836,752
Other current assets	118,246	98,177
Claims receivable	314,217	326,267
Inventories	2,447,703	2,921,908
Advances and prepayments	749,681	1,252,393
Restricted cash	1,589,768	1,286,840
Fair value of derivatives	30,381	—

Total current assets	77,932,439	45,359,419

Non current assets

Advances for vessels under construction and acquisitions	2,988,903	9,315,869
Operating lease right-of-use assets	473,132	44,965
Vessels, net	835,152,403	836,002,931
Other receivables	286,915	155,307
Restricted cash	12,065,222	13,559,697
Investments in joint ventures	25,250,173	42,997,937
Deferred finance charges	—	403,831
Fair value of derivatives	39,744	—

Total non current assets	876,256,492	902,480,537

Total assets	954,188,931	947,839,956

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	7,043,121	1,431,444
Trade accounts payable	9,032,690	9,612,786
Accrued and other liabilities	6,002,079	4,874,382
Operating lease liabilities	473,132	44,965
Customer deposits	968,000	968,000
Deferred income	2,843,994	3,946,499
Fair value of derivatives	37,567	78,868
Current portion of long-term debt	40,735,556	56,189,137

Total current liabilities	67,136,139	77,146,081

Non current liabilities
Fair value of derivatives	2,618,250	5,978,573
Long-term debt	325,247,902	300,915,648

Total non current liabilities	327,866,152	306,894,221

Total liabilities	395,002,291	384,040,302

Commitments and contingencies
Stockholders’ equity
Capital stock	445,496	431,836
Treasury stock	(24,361,145)	(25,373,380)
Additional paid-in capital	502,419,122	499,564,087
Retained earnings	82,942,210	94,878,236
Accumulated other comprehensive loss	(2,259,043)	(5,701,125)

Total stockholders’ equity	559,186,640	563,799,654

Total liabilities and stockholders’ equity	954,188,931	947,839,956

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2019	2020

Cash flows from operating activities
Net income for the period	1,789,610	11,936,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,948,367	18,568,068
Amortization of deferred finance charges	476,249	355,763
Amortization of operating lease right-of-use assets	775,770	428,167
Share based compensation	471,096	—
Change in fair value of derivatives	220,743	29,667
Equity income in joint ventures	(459,491)	(2,530,264)
Impairment loss	—	653,079
Net gain on sale of vessel	(7,473)	—
Gain on deconsolidation of subsidiaries	(145,000)	—

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	773,627	1,511,957
Other current assets	(196,634)	20,069
Claims receivable	(966,718)	(12,050)
Inventories	(54,950)	(474,205)
Changes in operating lease liabilities	(775,770)	(428,167)
Advances and prepayments	85,228	(502,712)
Increase/(decrease) in
Balances with related parties	(9,683,892)	(1,625,469)
Trade accounts payable	1,356,417	181,778
Accrued liabilities	(183,308)	(1,187,028)
Deferred income	(629,079)	1,102,505

Net cash provided by operating activities	11,794,792	28,027,184

Cash flows from investing activities
Insurance proceeds	317,936	—
Proceeds from sale of interests in subsidiaries	20,720,975	—
Proceeds from sale of vessels, net	8,302,457	—
Vessels’ acquisitions and advances for vessels under construction	(2,908,064)	(26,000,323)
Investment in joint ventures	(1,022,000)	(41,998,500)
Return of investments by joint ventures	—	26,781,000
Advances to joint ventures	(1,268,223)	(29,245)
Advances from joint ventures	3,280,385	29,245

Net cash provided by/(used in) investing activities	27,423,466	(41,217,823)

Cash flows from financing activities
Stock repurchase	(259,500)	(3,880,930)
Deferred finance charges paid	(254,901)	(373,263)
Advances from joint ventures	—	1,837,299
Advances to joint ventures	—	(5,823,507)
Customer deposits paid	(368,000)	—
Loan repayments	(48,960,430)	(20,710,673)
Proceeds from long-term debt	11,250,000	11,505,000

Net cash used in financing activities	(38,592,831)	(17,446,074)

Net increase/(decrease) in cash, cash equivalents and restricted cash	625,427	(30,636,713)
Cash, cash equivalents and restricted cash at beginning of year	79,430,991	82,120,332

Cash, cash equivalents and restricted cash at end of period	80,056,418	51,483,619
Cash breakdown
Cash and cash equivalents	65,836,973	36,637,082
Restricted cash, current	1,673,587	1,286,840
Restricted cash, non current	12,545,858	13,559,697

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	80,056,418	51,483,619